Exhibit 99.1

Mana Capital Acquisition Corp. and Cardio Diagnostics, Inc.

Announce Definitive Business Combination Agreement to Create

Publicly Listed Company Set to Transform Cardiovascular Disease

Through Epigenetics

●    Cardio Diagnostics, Inc. has pioneered a proprietary artificial intelligence-driven Integrated Genetic-Epigenetic Engine™ that enables improved diagnosis and prevention of cardiovascular disease

●    The Company’s flagship product, Epi+Gen CHD™, is a highly sensitive and accessible clinical test that assesses the 3-year risk for coronary heart disease, which is the most common type of heart disease and the major cause of heart attacks(1)

●    Cardio Diagnostics’ cash on the balance sheet prior to closing is expected to fund the combined company’s operations through the end of 2023

●    The combined company’s Chairman will be Warren Hosseinion, MD, current President of Nasdaq-listed Nutex Health, Inc. and co-founder and former CEO of Nasdaq-listed Apollo Medical Holdings, Inc.

●    The Board of Directors will include Brandon Sim, co-CEO of Apollo Medical Holdings, Inc. and Dr. Stanley Lau, Founder and Medical Director of Southern California Heart Centers (a wholly-owned subsidiary of Apollo Medical Holdings, Inc.)

CHICAGO & NEW YORK, May 31, 2022 — Cardio Diagnostics, Inc. (“Cardio Diagnostics” or the “Company”), a pioneering precision cardiovascular medicine company, and Mana Capital Acquisition Corp. (Nasdaq: MAAQU; MAAQ; MAAQW; MAAQR) (“Mana”), a special purpose acquisition company (“SPAC”), today announced that they have entered into a definitive business combination agreement that will result in Cardio Diagnostics becoming a publicly listed company.

Upon closing of the transaction, Mana will be renamed Cardio Diagnostics Holdings, Inc. (the “Combined Company”) and it expects to remain listed on the Nasdaq Global Market under a new ticker symbol “CDIO”.

Founded in 2017, Cardio Diagnostics’ mission is to help physicians better detect and treat cardiovascular disease, the leading cause of death in the United States. At the core of the Company’s cardiovascular solutions is a proprietary Integrated Genetic-Epigenetic Engine™ created at the University of Iowa by company founders Meesha Dogan, Ph.D., and Rob Philibert, MD, Ph.D. This technology enables the development of a series of tests for precision prevention, early detection, and assists in personalized treatment of major types of cardiovascular diseases and associated co-morbidities. Drs. Dogan and Philbert will remain with the Combined Company as its CEO and Chief Medical Officer, respectively.

Cardio Diagnostics’ flagship product, Epi+Gen CHD™, is a clinical test that was recently commercialized to assess the 3-year risk for coronary heart disease, the most common type of heart disease and the primary cause of heart attacks. This highly sensitive and accessible test that profiles a panel of genetic and epigenetic biomarkers is radiation-free, does not require fasting and is associated with cost savings per quality-adjusted life year and improved survival.(2)

Cardio Diagnostics Investment Highlights

Substantial Addressable Market Opportunity

Cardio Diagnostics believes that adults between the ages of 35 and 75 could benefit from its current and future diagnostic products for cardiovascular disease and associated co-morbidities. The Company believes that its Epi+Gen CHD test could benefit adults ages 35-75 who have not been diagnosed with coronary heart disease, which is approximately 146 million adults and a $51 billion total addressable market in the United States, based on one test per adult.

Epigenetics Testing Expected to Grow

According to Reports and Data, a market research and consulting company, the epigenetic diagnostics market will surpass $19 billion by 2026, growing at a CAGR of more than 13%. The Company expects this market opportunity to further grow with the expansion of epigenetics-based testing and AI in healthcare, a known priority for the Company’s target market. A 2021 survey conducted by Optum showed that 98% of healthcare organizations polled either have an AI strategy in place or plan to have one.

Peer-Reviewed Studies Demonstrate the Increased Sensitivity of Epi+Gen CHD Compared to Current Clinical Risk Calculators

In a peer-reviewed study done in collaboration with Intermountain Healthcare and published in Epigenomics in June 2021(1), Epi+Gen CHD demonstrated a 76% and 78% sensitivity for men and women, respectively, for 3-year coronary heart disease risk. This means that for every 100 men and 100 women deemed “at-risk” for a coronary heart disease event, the test correctly identifies 76 men and 78 women. In comparison, the average sensitivity of the Framingham Risk Score and the ASCVD Pooled Cohort Equation was found to be 44% and 32% for men and women, respectively.

(1) Dogan, Meeshanthini & Knight, Stacey & Dogan, Timur & Knowlton, Kirk & Philibert, Robert. (2021). External validation of integrated genetic-epigenetic biomarkers for predicting incident coronary heart disease. Epigenomics. 13. 10.2217/epi-2021-0123.

(2) Jung, Younsoo, Firsvold, David, Dogan, Timur, Dogan, Meeshanthini & Philibert, Robert. (2021). Cost–utility analysis of an integrated genetic/epigenetic test for assessing risk for coronary heart disease. Epigenomics. 10.2217/epi-2021-0021.

Award-Winning Technology

Epi+Gen CHD was awarded “Clinical Diagnostics Solution of the Year” from BioTech Breakthrough in 2021, and Cardio Diagnostics was recognized as “One to Watch” in Spinoff Prize, organized by Nature Research and Merck KGaA in 2020.

Go-To-Market Strategy and Use of Proceeds

Cardio Diagnostics’ Epi+Gen CHD (blood-based) test is currently offered via telemedicine with ongoing expansion to concierge practices and innovative providers. Supported by cash on its balance sheet and the funds raised in connection with the proposed business combination, the Company intends to:

●	Develop blood-based and saliva-based products for stroke, congestive heart failure, and diabetes;
●	Build out clinical and health economics evidence to obtain payer reimbursement;
●	Expand its testing process outside of a single high complexity CLIA lab to multiple labs, including hospital laboratories;
●	Introduce the test across several key channels including health systems and self-insured employers; and
●	Pursue the potential acquisition of one or more labs and/or synergistic companies in the telemedicine, AI or remote patient monitoring space.

Experienced Management

Cardio Diagnostics is led by a seasoned team of healthcare professionals and executives, including Meeshanthini (Meesha) Dogan, Ph.D., Co-Founder, Chief Executive Officer, and Director, Robert Philibert MD, Ph.D., Co-Founder, Chief Medical Officer, and Director, Elisa Luqman, Chief Financial Officer, and Warren Hosseinion, MD, Chairman, and Co-Founder and former CEO of Apollo Medical Holdings, Inc. and current President of Nutex Health, Inc.

Management Commentary

“According to the U.S. Centers for Disease Control and Prevention (“CDC”), heart disease is the leading cause of death worldwide. Moreover, 8 out of 10 heart attacks and cardiac deaths can be prevented, yet they are not. The human toll from these conditions is incalculable; however, the associated cost per day to our nation’s healthcare system is $216 billion, and lost job productivity is $147 billion(3)”, stated Meesha Dogan, Ph.D., CEO of Cardio Diagnostics, Inc. “At Cardio Diagnostics, our team has built an Integrated Genetic-Epigenetic Engine™ powered by artificial intelligence. With this engine and our team’s deep domain expertise in biology, high-performance computing, and machine learning, we can quickly build and deploy new tests addressing cardiovascular disease. We believe our technology will transform the clinical approach to cardiovascular disease – fundamentally shift it from reactive to proactive – and help physicians combat a disease that is predicted by the American Heart Association to affect about 45 percent of Americans by 2035.”

(3)https://www.cdc.gov/chronicdisease/about/costs/index.htm#:~:text=More%20than%20877%2C500%20Americans%20die,lost%20productivity%20on%20the%20job

Jonathan Intrater, CEO of Mana Capital Acquisition Corp., stated, “We are excited to partner with the team at Cardio Diagnostics and share their belief that early risk assessment for CHD is a proven method to save lives and reduce healthcare costs. Cardio Diagnostics is the first company to develop and commercialize epigenetics-based clinical tests for cardiovascular disease that have clear value for patients, clinicians, hospitals/health systems, and payors. We believe this business combination will allow a well-capitalized platform to grow through market expansion, new product development, as well as select and accretive acquisitions.”

Transaction Terms & Financing

The Combined Company is expected to have an approximate post-transaction equity market capitalization of $175 million assuming no redemptions. Cardio Diagnostics is expected to have approximately $10 million in gross proceeds raised in 2022 from common stock equity investors prior to closing. Cardio Diagnostics’ cash on the balance sheet prior to closing is expected to fund the Combined Company’s operations through the end of 2023; net proceeds raised in conjunction with the transaction will be used to support the growth strategy.

Current Cardio Diagnostics management, employees and existing shareholders will roll 100% of their existing equity holdings into equity of the Combined Company. Depending on levels of redemptions, existing Cardio Diagnostics security holders will receive between 52% and 85% of the pro forma equity as part of the transaction. The business combination has been approved by the boards of directors of both Mana and Cardio Diagnostics, and is expected to close in the second half of 2022, subject to regulatory and stockholder approvals and other customary closing conditions.

For a summary of the material terms of the proposed transaction, please see the Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. Additional information about the proposed transaction will be described in Mana’s S-4 filing relating to the business combination, which it will file with the SEC.

Advisors

The Benchmark Company LLC is serving as the financial advisor to Mana; Becker & Poliakoff LLP is serving as legal advisor to Mana. Shartsis Friese LLP is serving as legal advisor to Cardio Diagnostics.

About Mana Capital Acquisition Corp

Mana Capital Acquisition Corp. is a newly incorporated blank check company formed for the purpose of engaging in a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Its efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although it intends to focus its search on target businesses operating in North America, Europe and Asia in the healthcare, technology, green economy, and consumer products sectors.

About Cardio Diagnostics

Cardio Diagnostics is a biotechnology company that makes cardiovascular disease prevention and early detection more accessible, personalized, and precise. The Company was formed to further develop and commercialize a proprietary Artificial Intelligence (AI)-driven Integrated Genetic-Epigenetic EngineTM (“Core Technology”) for cardiovascular disease to become one of the leading medical technology companies for enabling improved prevention, early detection, and assists in treatment of cardiovascular disease.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Mana will file a registration statement on Form S-4 containing proxy materials in the form of a proxy statement with the SEC. The Form S-4 will include a proxy statement to be distributed to holders of Mana’s common stock in connection with Mana’s solicitation of proxies for the vote by Mana’s shareholders with respect to the proposed Business Combination and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Cardio’s stockholders in connection with the proposed Business Combination. After the Form S-4 has been filed and declared effective, Mana will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mana, Cardio and the proposed Business Combination. Additionally, Mana will file other relevant materials with the SEC in connection with the Business Combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Securityholders of Mana are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Participants in Solicitation

Mana and Cardio and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mana’s executive officers and directors in the solicitation by reading Mana’s Form S-4 and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information about the directors and executive officers of Mana is set forth in Mana’s annual report for the year ended December 31, 2021 on Form 10-K (the “Form 10-K”), which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Business Combination will be set forth in the Form S-4 when it is filed with the SEC. These documents can be obtained free of charge at www.sec.gov.

Cardio and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mana in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in Form S-4 filed in connection with the proposed Business Combination.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Mana or Cardio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Mana and Cardio’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Mana’s and Cardio’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Mana’s and Cardio’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Mana or Cardio following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Mana or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain the listing of the common stock of the post-acquisition company on the Nasdaq Stock Market or any alternative national securities exchange following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Cardio may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business; and (12) other risks and uncertainties indicated from time to time in the proxy statement to be filed relating to the Business Combination, including those under “Risk Factors” therein, and in Mana’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Mana considers immaterial or that are unknown. Mana cautions that the foregoing list of factors is not exclusive. Mana further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mana does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Contact Information

Cardio Diagnostics, Inc.

Meesha Dogan, Ph.D., CEO

855-226-9991

investors@cardiodiagnosticsinc.com

Mana Capital Acquisition Corp.

Jonathan Intrater, CEO

(413) 519-3764